UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

 ____________________________________________________________

SCHEDULE 14F-1

INFORMATION STATEMENT

Pursuant to Section 14(F) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

 ____________________________________________________________

 MICROPHASE CORPORATION

(Exact name of registrant as specified in its charter)

Commission File Number: 000-55382

Delaware	06-0710848
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

100 Trap Falls Road Extension, Suite 400 Shelton, Connecticut	06484
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (203) 866-8000

MICROPHASE CORPORATION

100 Trap Falls Road Extension, Suite 400

Shelton, CT 06484

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

June 27, 2017

INTRODUCTION

This Information Statement is being mailed to stockholders of record as of June 23, 2017 of the shares of common stock, par value $0.0001 per share (the “MPC Common Stock”), of Microphase Corporation, a Delaware corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).  Accordingly, the change in a majority of our directors pursuant to the Share Exchange Agreement described herein will not occur until at least 10 days following the mailing of this Information Statement.

As used in this Information Statement, unless the context otherwise requires or where otherwise indicated, “we,” “our,” “us,” the “Company” and similar expressions refer to Microphase Corporation and its consolidated subsidiaries, collectively.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF MICROPHASE CORPORATION.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY OR TAKE ANY OTHER ACTION.

On April 28, 2017 (the “Execution Date”), the Company entered into a Share Exchange Agreement (the “Agreement”) with Digital Power Corporation, a California corporation (“DPW”), Microphase Holding Company LLC, a limited liability company organized under the laws of Connecticut (“MHC”), Ergul Family Limited Partnership, a partnership organized under the laws of Connecticut (“EFLP”), RCKJ Trust, a trust organized under the laws of New Jersey (“RCKJ” and with MHC and EFLP, the “Significant Stockholders”) and those additional persons who executed the Agreement under the heading “Minority Stockholders” (collectively, the “Minority Stockholders” and with the Significant Stockholders, the “Stockholders.”).

Upon the terms and subject to the conditions set forth in the Agreement, the Shareholders sold 1,603,434 shares of MPC Common Stock (the “Subject Shares”), including such shares underlying the issued and outstanding preferred stock of the Company (the “MPC Preferred Stock” and with the MPC Common Stock, the “MPC Shares”) to DPW. In consideration for such shares, DPW issued to the Stockholders (the “Exchange”): (i) the Stockholders’ pro rata portion of an aggregate of 2,600,000 shares of common stock, no par value (the “DPW Common Stock”), of DPW, comprised of 1,842,448 shares of DPW Common Stock and 378,776 shares of DPW’s Series D Preferred Stock (collectively, the “Exchange Shares”), which shares of DPW’s Series D Preferred Stock are, subject to shareholder approval, convertible into an aggregate of 757,552 shares of DPW Common Stock as further described below and (ii) the Stockholders’ pro rata portion of warrants (the “Exchange Warrants”) to purchase an aggregate of 1,000,000 shares of DPW Common Stock (the “Warrant Shares”). The Exchange Shares and the Exchange Warrants are at times collectively referred to herein as the “Exchange Securities.”

At the closing of the Agreement (the “Closing”) on June 2, 2017 (the “Closing Date”), the Subject Shares at that time constituted approximately 56.4% of the issued and outstanding MPC Shares, or 50.7% on a fully diluted basis.

This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur following the Closing.

On the Execution Date, Messrs. Fernando Fernandez, Bill White and Frank Russomanno resigned as members of the Board. Mr. Necdet Ergul, the Company's interim Chief Executive Officer, and Mr. Jay Biderman, remained as directors of the Company. Pursuant to the terms of the Agreement, on the Closing of the Exchange, the two remaining members of the Board appointed Mr. Amos Kohn to fill one of the vacancies caused by the resignation of the three directors. Mr. Kohn shall also serve as the Company’s Chief Executive Officer and Chairman of the Board of the Directors.

Mr. Jay Biderman resigned on June 2, 2017.

In addition, Messrs. Milton “Todd” Ault, III, William Horne, and Mordechai “Moti” Rosenberg were elected or designated to fill the other three vacancies on the Board, as provided in the Agreement. The existing members of the Board have approved their appointment to the Board, and their appointment to the Board will be effective 10 days after mailing of this Information Statement to our stockholders of record (such tenth day, the “Board Reconstitution Date”).

Accordingly, as of June 27, 2017, the date of this Information Statement, Amos Kohn and Necdet Ergul are the only members of the Board of Directors.  Assuming the mailing of this Information Statement on June 27, 2017 to our stockholders of record as of the Record Date, the Board Reconstitution Date will be July 7, 2017.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

The foregoing description of the Exchange does not purport to be complete and is qualified in its entirety by the terms of the Agreement and the letters of resignation from Messrs. Fernandez, White and Russomanno, which have been filed with the Securities and Exchange Commission (the “SEC”) as exhibits to a Current Report on Form 8-K filed by the Company on May 4, 2017. Mr. Biderman’s letter of resignation has been filed with the SEC as an exhibit to a Current Report on Form 8-K filed by the Company on June 8, 2017.

Please read this Information Statement carefully. It contains certain biographical and other information concerning our executive officers and directors after completion of the Transaction. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, the Company is authorized to issue 20,000,000 shares of Company Common Stock, $0.0001 par value per share and 200,000 shares of preferred stock, par value $100 per share, all of which have been designated as Series A Convertible Stock and 1,800,000 are shares of “blank check” preferred stock, having such designations, rights and preferences as the Board of Directors may determine, in its sole discretion, from to time. As of June 13, 2017, 2,842,821 shares of Common Stock and no shares of Preferred Stock were issued and outstanding, respectively. Each share of Company Common Stock entitles the holder thereof to one vote. The holders of record of the Preferred Shares, voting together with the holders of the Common Shares, shall have one vote per share on all other matters to come to a vote of the shareholders of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The tables below set forth, as of June 13, 2017, certain information regarding the beneficial ownership of Company Common Stock by (i) each person known by us to be the beneficial owner of 5% or more of the outstanding Company Common Stock, (ii) each of our named executive officers, directors and director designees (who will become directors on the Board Reconstitution Date) and (iii) all of our named executive officers, directors and director designees as a group. As of June 13, 2017, there were 2,842,821 shares of Company Common Stock outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Company Common Stock subject to options or warrants that are currently exercisable or exercisable within 60 days of June 13, 2017 are deemed to be outstanding and to be beneficially owned by the person or group holding such options or warrants for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. Unless otherwise indicated by footnote, to our knowledge the persons named in the table have sole voting and sole investment power with respect to all Company Common Stock shown as beneficially owned by them, subject to applicable community property laws. The table below is based upon information supplied by officers, directors and principal shareholders and Schedules 13D and 13G and Forms 3 and 4 filed with the SEC as of June 13, 2017. Unless otherwise indicated below, the address of each beneficial owner listed below is c/o Microphase Corporation, 100 Trap Falls Road Extension, Suite 400, Shelton, CT 06484.

Name and Address Of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Class
Directors and Officers:
Amos Kohn (1)	1,603,434	56.40%
Necdet Ergul	2,138	* %
James Ashman (2)	65,000	2.29%

5% of Greater Stockholders:
Digital Power Corporation	1,603,434	56.40%

*         Less than one percent.

(1)	Consists of the shares of common stock owned by DPW, of which Mr. Kohn is a control person. Mr. Kohn disclaims beneficial ownership with respect to all shares owned by DPW.
(2)	Includes 25,000 options held by Mr. Ashman.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and director and our director designees.

Current Executive Officers and Directors

The following table sets forth certain information regarding our current directors and executive officers as well as board designees who have been appointed to serve on the Board effective as of the Board Reconstitution Date:

Name	Age	Positions

Amos Kohn	57	Chief Executive Officer and Chairman
Milton Ault, III	47	Director
William Horne	49	Director
Mordechai Rosenberg	68	Director
Necdet Ergul	93	Director

Amos Kohn

Mr. Amos Kohn has served as a member of DPW’s Board of Directors since 2003, and as DPW’s President and Chief Executive Officer since 2008. From March 2011 until August 2013 Mr. Kohn also served as DPW’s interim Chief Financial Officer. Mr. Kohn has more than 20 years of successful global executive management experience, including multiple C-level roles across private and established, publicly-traded companies. Mr. Kohn has successfully managed cross-functional teams, driven corporations to high profitability, built customer loyalty and led businesses through expansion and sustained growth. His areas of expertise include operations, technology innovation, manufacturing, strategic analysis and planning and M&A. Mr. Kohn was Vice President of Business Development at Scopus Video Networks, Inc., a Princeton, New Jersey company that develops and markets digital video networking products (2006-2007); Vice President of Solutions Engineering at ICTV Inc., a leading provider of network-based streaming media technology solutions for digital video and web-driven programming, located in Los Gatos, California (2003-2006); Chief Architect at Liberate Technologies, a leading company in the development of a full range of digital media processing for telecom and cable TV industries, located in San Carlos, California (2000-2003); and Executive Vice President of Engineering and Technology at Golden Channel & Co., the largest cable television multiple-systems operator (MSO) in Israel, where he had executive responsibility for developing and implementing the entire nationwide cable TV system (1989-2000). Mr. Kohn holds a degree in electrical and electronics engineering and is named as an inventor on several United States and international patents. We believe that Mr. Kohn’s extensive executive-level management experience in diversified industries, including, but not limited to, power electronics, telecommunications, cable television, broadcast and wireless, as well as his service as a director on DPW’s Board of Directors since 2003, give him the qualifications and skills to serve as our President, Chief Executive Officer and as one of our directors.

Milton “Todd” Ault, III

Mr. Milton “Todd” Ault, III, served as DPW’s Executive Chairman of the Board since March 16, 2017. Mr. Ault is a seasoned business professional and entrepreneur that has spent more than twenty-seven years identifying value in various financial markets including equities, fixed income, commodities, and real estate. Mr. Ault founded on February 25, 2016 Alzamend Neuro, Inc., a biotechnology firm dedicated to finding the treatment, prevention and cure for Alzheimer’s Disease and has served as its Chairman since. Mr. Ault has served as Chairman of Ault & Company, a holding company since December 2015, and as Chairman of Avalanche International Corp since September 2014, a company whose shares are registered under the Exchange Act. Since January, 2011, Mr. Ault has been the Vice President of Business Development for MCKEA Holdings, LLC, a family office. Through this position, Mr. Ault has consulted for a few publicly traded and privately held companies, providing each of them the benefit of his diversified experience, that range from development stage to seasoned businesses. He was the President, Chief Executive Officer, Director and Chairman of the Board of Zealous, Inc. from August 2007 until June 4, 2010 and again from February 2011 through May 1, 2011. Mr. Ault was a registered representative at Strome Securities, LP, from July 1998 until December 2005, where he was involved in portfolio management and worked on several activism campaigns including Taco Cabana, Jack In The Box (formerly Foodmaker), and 21st Century Holdings Co. Mr. Ault became majority shareholder of Franklin Capital Corp and was elected to its board of directors in July 2004 and became its Chairman and Chief Executive Officer in October 2004 serving until January 2006, and again from July 2006 to January 2007. In April 2005, the company changed its name to Patient Safety Technologies, Inc. (OTCBB:PSTX, OTCQB:PSTX) (“PST”) and purchased SurgiCount Medical, Inc. Stryker Corporation (NYSE:SYK) acquired PST at the beginning of 2014 in a deal valued at approximately one hundred twenty million dollars ($120,000,000). PST’s wholly owned operating subsidiary, SurgiCount Medical, Inc., is the company that developed the SafetySponge® System; a bar coding technology for inventory control that aims to detect and prevent the incidence of foreign objects left in the body after surgery. We believe that Mr. Ault’s business background demonstrates he has the qualifications to serve as one of our directors.

William B. Horne

Mr. William B. Horne serves as one of DPW’s independent directors. He has served as the Chief Financial Officer of Targeted Medical Pharma, Inc. (OTCBB: TRGM) since August 2013 and has served as a member of our board of directors since October 2016. Mr. Horne is a director of and chief financial officer to Avalanche International, Co., a company whose shares of common stock are registered under the Exchange Act. Mr. Horne previously held the position of Chief Financial Officer in various companies in the healthcare and high-tech field, including OptimisCorp, from January 2008 to May 2013, a privately held, diversified healthcare technology company located in Los Angeles, California. Mr. Horne served as the Chief Financial Officer of Patient Safety Technologies, Inc. (OTCBB: PSTX), a medical device company located in Irvine, California, from June 2005 to October 2008 and as the interim Chief Executive Officer from January 2007 to April 2008. In his dual role at Patient Safety Technologies, Mr. Horne was directly responsible for structuring the divestiture of non-core assets, capital financings and debt restructuring. Mr. Horne held the position of Managing Member & Chief Financial Officer of Alaska Wireless Communications, LLC, a privately held, advanced cellular communications company, from its inception in May 2002 until November 2007. Mr. Horne was responsible for negotiating the sale of Alaska Wireless to General Communication Inc. (NASDAQ: GNCMA). From November 1996 to December 2001, Mr. Horne held the position of Chief Financial Officer of The Phoenix Partners, a venture capital limited partnership located in Seattle, Washington. Mr. Horne has also held supervisory positions at Price Waterhouse, LLP and has a Bachelor of Arts Magna Cum Laude in Accounting from Seattle University. We believe that Mr. Horne's extensive financial and accounting experience in diversified industries and with companies involving complex transactions give him the qualifications and skills to serve as one of our directors.

Mordechai Rosenberg

Mr. Mordechai Rosenberg serves as one of DPW’s independent directors. He has served as an independent consultant to various companies in the design and implementation of homeland security systems in Europe and Africa since 2010. From 2004 to 2009, he served as a special consultant to Bullet Plate Ltd., a manufacturer of armor protection systems, and NovIdea Ltd., a manufacturer of perimeter and border security systems. From 2000 to 2003, Mr. Rosenberg was the general manager of ZIV U.P.V.C Products Ltd.'s doors and window factory. Mr. Rosenberg is an active reserve officer and a retired colonel from the Israeli Defense Force (IDF), where he served for 26 years and was involved in the development of weapon systems. In the IDF, Mr. Rosenberg served in various capacities, including platoon, company, battalion, and brigade commander, head of the training center for all IDF infantry, and head of the Air Force's Special Forces. Mr. Rosenberg received a B.A in History from the University of Tel Aviv and a Master of Arts in Political Science from the University of Haifa in Israel. We believe that Mr. Rosenberg’s business background give him the qualifications to serve as one of our directors.

Necdet Ergul

Mr. Necdet Ergul founded the Company in 1955 and was its Chief Executive Officer and a director since inception. Mr. Ergul was appointed Chief Technical Advisor on December 1, 2016 in connection with his resignation from the positions of Chief Executive Officer, President and Chairman of the Board. He returned as Interim Chief Executive Officer effective February 16, 2017. In addition to his management responsibilities at the Company, he is active in engineering design and related research and development. Mr. Ergul holds a Master’s Degree in Electrical Engineering from the Polytechnic Institute of Brooklyn, New York and an undergraduate degree from Roberts College in Istanbul, Turkey.

Terms of Office

Our directors serve until our next annual shareholders’ meeting or until their successors are elected and qualified. Our executive officers hold their positions at the discretion of our Board, subject to any employment or management agreements.

Family Relationships

Other than that our Chief Administrative Officer, Jeffrey Peterson, is the son-in-law of our director Necdet Ergul, there are no family relationships among any of our directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, except as otherwise described herein, there have been no events under any bankruptcy act, no criminal proceedings and no Federal or State judicial or administrative orders, judgments or decrees or findings, no violations of any Federal or State securities law, and no violations of any Federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer of the Company during the past ten (10) years.

Indebtedness of Directors and Officers

None of our directors or senior officers, and no associates or affiliates of any of them, is indebted to us.

Change of Control Arrangements

We have no pension or compensatory plans or other arrangements which provide for compensation to our directors or officers in the event of a change in our control. There are no arrangements known to us the operation of which may at a later date result in a change in control of our company.

Arrangements for Appointment of Directors and Officers

The Agreement provided that upon Closing, the Company shall take all actions as are necessary to enable the five (5) designees of DPW to be elected or designated to the Company’s Board, as provided in the Agreement, and the President and Chief Executive Officer of DPW, Mr. Amos Kohn, shall be appointed as the Chairman of the Board of Directors of the Company, as well as the Chief Executive Officer of the Company and each of our subsidiaries.

On the Closing the remaining directors, Mr. Necdet Ergul and Mr. Jay Biderman, appointed Mr. Amos Kohn to fill one vacancy on the Board. In addition, the DPW has designated Messrs. Ault, III, Horne and Rosenberg to serve as directors of the Company, and their appointment to the Board will be effective as of the Board Reconstitution Date.

TRANSACTIONS WITH RELATED PERSONS

Other than the Transaction as set forth in the Agreement, below are the transactions since the beginning of our last fiscal year that would require disclosure pursuant to Item 404(a) of Regulation S-K.

Related Party Transactions

The Company had activities with related parties during the fiscal years 2016, 2015, 2014 and 2013 as follows:

Effective March 6, 2013, the Company received title to its former corporate headquarters and production facility in Norwalk, Connecticut from Microphase Holding Company, LLC (“MHC”), an 82% shareholder of the Company at the time, in an exchange transaction intended to be tax free under §351 of the Code. Title to the building had originally been held by Edson Realty, Inc. (“Edson”), a related party that had previously transferred the building to MHC, together with 2,532 shares of Series A Convertible Preferred Stock of the Company and 1,280,543 shares of common stock of the Company, on March 6, 2013 in exchange for the assumption of $2,268,975 of mortgage and mortgage related obligations by MHC. The Company issued 10,000 shares of Series A Convertible Preferred Stock to MHC to complete the transaction. MHC is owned 50% by Mr. Ergul and 50% by the RCKJ Trust, of which Mr. Ronald Durando, our former chief operating officer, is grantor. The historical carrying value of the building and underlying land as held by Edson and then MHC, $500,247, was recorded as the historical cost on the Company’s books as of March 6, 2013. The Company recorded liabilities in excess of basis of $2,268,729 in connection with this transfer treated for accounting purposes as a contribution of property, which is shown as a reduction of equity in the Statement of Changes in Stockholders’ Deficit during the fiscal year ended June 30, 2013.

Prior to March 6, 2013 the Company was a guarantor of the mortgage note made by Edson in favor of Capital One Bank as part of the terms of its former lease to Edson. The balance of this note at June 30, 2012 was $2,289,268 plus any adjustments for swap differences. The Company assumed this mortgage in connection with the transfer of the building to the Company, which was treated for accounting purposes as a contribution of the property discussed above and the balance at June 30, 2013 was $2,270,187. On November 22, 2013 this mortgage note and all mortgage related obligations, including adjustments for swap differences, were satisfied when the building was sold to an unrelated third party. Amortization of deferred finance costs included in interest expense for this mortgage was $20,192 and $1,524 in 2014 and 2013, respectively.

The Company has some common management and common significant shareholders with mPhase Technologies, Inc. (“mPhase”), and had owned a total of 42,793,354 shares of common stock of mPhase, a publicly traded company. Mr. Ergul had been the Chairman of the Board of mPhase from 1997 through 1999. Mr. Durando is the Chief Operating Officer and a Director of mPhase and has held those positions since 1997. The mPhase shares owned by the Company were valued at $38,514 as of June 30, 2012, and the same shares were valued at $55,632 as of June 30, 2013. Effective June 30, 2014, the mPhase shares were transferred by the Company to Mr. Ergul and Mr. Durando as partial repayment of loans extended by them to the Company. The transfer was valued at $34,235 based upon the closing trading price for the mPhase shares on that date. The Company realized a $60,033 loss on the disposition of these shares, $38,636 of which had previously been reserved for market value declines through June 30, 2013 and $21,397 of which was attributable to the year ended June 30, 2014. Since July 1, 2014 the Company has held no shares of mPhase common stock.

The Company sublet office space to mPhase from October 2, 1996 until March 31, 2015 and leased a vehicle to mPhase in fiscal 2015. In Fiscal 2016 the rent recorded was $0 for the office space and $9,000 for the vehicle. In fiscal 2015 the rent recorded for the office space was $13,500 and the vehicle was leased for $9,000. In fiscal 2014 the rent received for the office space was $20,090.

As of March 31, 2017, mPhase owed the Company $33,295.

As of March 31, 2017, the Company has loans with six related parties with a total aggregate amount outstanding of $573,675.

Policy on Future Related Party Transactions

All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by the audit committee, or a similar committee consisting of entirely independent directors, according to the terms of our Code of Business Conduct and our Related Party Transaction Policies and Procedures.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than ten percent of a registered class of our equity securities to file an initial report of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC.  Executive officers, directors and 10% shareholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms they file.  Based solely upon our review of Forms 3, 4 and 5 received by us, or written representations from certain reporting persons, we believe that during the fiscal year ended June 30, 2016, all such filing requirements applicable to our officers, directors and ten percent shareholders were fulfilled, except that neither the RCKJ Trust nor Microphase Holding Company LLC filed any Forms 3, 4 or 5 disclosing their respective ownership interest in the Company.

CORPORATE GOVERNANCE

Director Independence

Our Board has undertaken a review of the independence of each current director and has determined that Mr. Kohn and Mr. Ergul do not meet the independence standards, as such term is defined by standards of the SEC and the NYSE MKT. Following the Closing, the Board affirmatively determined the independence of DPW’s director designees, Messrs. Horne and Rosenberg.

Board of Directors’ Meetings

During the fiscal year ended June 30, 2016, our Board held 8 meetings. During the fiscal year ended June 30, 2016, all of the directors attended at least 75% of the meetings of the Board held during their tenure. We encourage, but do not require, our Board members to attend the annual meeting of shareholders.

Board Leadership Structure and Role on Risk Oversight

Our Board as a whole is responsible for our risk oversight. Our executive officers address and discuss with our Board our risks and the manner in which we manage or mitigate such risks. While our Board has the ultimate responsibility for our risk oversight, our Board works in conjunction with its committees on certain aspects of its risk oversight responsibilities.  In particular, our Audit Committee focuses on financial reporting risks and related controls and procedures; our Compensation Committee evaluates the risks associated with our compensation programs and strives to create compensation practices that do not encourage excessive levels of risk taking that would be inconsistent with our strategies and objectives; and our Nomination and Governance Committee oversees risks associated with our Code of Ethical Conduct.

Mr. Amos Kohn has been appointed as Chairman of the Board. He also serves as our Chief Executive Officer.

Code of Ethics

As of June 22, 2017, the Company has adopted a Code of Ethical Conduct that applies to our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions.

ITEM 11. EXECUTIVE COMPENSATION

The following table provides each element of compensation paid or granted to each Executive officer and director, for service rendered during the fiscal years ended June 30, 2016 & 2015.

Summary Compensation Table

				Option	All Other
		Salary	Bonus	Awards	Compensation	Total
	Year	($)	($)	($)	($)	($)
Necdet F. Ergul-Chairman of the Board, Chief Executive Officer	FYE June 30, 2016	$225,000	$—	$—	$—	$225,000
	FYE June 30, 2015	$239,904	$—	$—	$—	$239,904

Ronald A. Durando—Strategic Consultant 2015 Chief Operating Officer, Director 2014(1)	FYE June 30, 2016	$225,000	$—	$—	$—	$225,000
	FYE June 30, 2015	$240,865	$25,000	$—	$—	$265,865

Brian Kelly-Consultant/General Manager	FYE June 30, 2016	$—	$—	$—	$195,692	$195,692
	FYE June 30, 2015	$—	$—	$—	$195,692	$195,692

Mr. Michael Ghadaksaz, Chief Marketing and Technical Officer	FYE June 30, 2016	$169,596	$—	$—	$240,000	$409,596
	FYE June 30, 2015	$131,827	$—	$—	$—	$131,827

Mr. James Ashman, Chief Financial Officer and Director	FYE June 30, 2016	$158,558	$—	$35,400	$180,000	$373,958
	FYE June 30, 2015	$99,499	$—	$—	$—	$99,499

Mr. Jeffrey Peterson, Secretary and Director	FYE June 30, 2016	$92,558	$—	$—	$—	$92,558
	FYE June 30, 2015	$77,114	$—	$—	$—	$77,114

(1) Mr. Durando resigned as Chief Operating Officer and Director on January 22, 2015.

Currently, the Company has an employment agreement with James Ashman and consulting agreements with Necdet Ergul and Brian Kelly.

Mr. Necdet Ergul, Chief Executive Officer, was compensated at an annualized rate of approximately $225,000 during fiscal 2016.

Mr. James Ashman, Chief Financial Officer and Director, joined the Company in August of 2014 and was compensated at an annualized rate of approximately $150,000 during fiscal 2016.

Mr. Michael Ghadaksaz, Chief Marketing and Technical Officer and Director, joined the Company in April of 2014 and was compensated at an annualized rate of approximately $165,000 during fiscal 2016. Mr. Ghadaksaz resigned from the Company in February 2017.

Mr. Jeffrey Peterson, Chief Administrative Officer, Secretary and Treasurer, re-joined the Company in July of 2014 and was compensated at an annualized rate of approximately $100,000 during fiscal 2016.

Mr. Ronald Durando, Strategic consultant, re-joined the company in February of 2015 and was compensated at an annualized rate of approximately $225,000 during fiscal 2016. Mr. Durando resigned from the Company in December 2016.

Mr. Brian Kelly, General Manager, entered into a consulting agreement with the Company in June, 2008, and was compensated at an annualized rate of $192,000 during fiscal 2016.

Stockholder Communication with the Board of Directors

Stockholders may send communications to our Board of Directors by writing to Microphase Corporation, 100 Trap Falls Road Extension, Suite 400, Shelton, CT 06484, Attention: Corporate Secretary.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to our Board of Directors at Microphase Corporation, 100 Trap Falls Road Extension, Suite 400, Shelton, Connecticut 06484, Attention: Corporate Secretary.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only. This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2017

MICROPHASE CORPORATION.

By: /s/ Amos Kohn
Amos Kohn
Chief Executive Officer